CORAL GOLD RESOURCES LTD.
400 - 455 Granville Street
Vancouver, B.C. V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.coralgold.com
ir@coralgold.com

November 25, 2005                                                                                                                                                                                                                                  Trading Symbols: TSX Venture - CGR
US;OTC.BB - CGREF
Berlin and Frankfurt - GV8

Coral Gold Resources Ltd. has made an application to amend the terms of the warrants issued pursuant to a private placement announced on November 5, 2003. The requested amendment extends the original expiry date of the warrants from December 19, 2005 to December 19, 2006.

On behalf of the Board of Directors
of Coral Gold Resources Ltd.

“David Wolfin”
David Wolfin
Director

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